1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2012
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 19, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2012 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 First Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited* (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 4 May 2012 at 9:00 a.m. for the purpose of considering and, if appropriate, approving the following resolutions as special resolutions and ordinary resolutions of the Company (unless other indicated, capitalized items used in this notice shall have the same meanings as those defined in the circular of the Company dated 20 March 2012 (the "Circular") relating to the A Share Issue by the Company):

SPECIAL RESOLUTIONS

1.	To consider and approve each of the following, by way of separate special resolutions, in relation to the plan for the A Share Issue by the Company:

(1)	Type of shares and nominal value	:	the domestic listed RMB denominated ordinary shares (A Shares), with a nominal value of RMB1.00 each.

(2)	Method of issue	:	Non-public issuance. The Company will, within 6 months from obtaining the approval of CSRC, issue the A Shares to no more than ten specific target subscribers at the appropriate time.

(3)	Target subscribers	:

securities investment fund management companies, securities companies, insurance institutional investors, trust investment companies, finance companies and Qualified Foreign Institutional Investors who are qualified legal persons, natural persons, or other legally qualified investors, who shall be independent to the Company, its connected persons (as defined in the Hong Kong Listing Rules) and their respective associates (as defined in the Hong Kong Listing Rules). The Company will determine the target subscribers after obtaining the relevant approval and in accordance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies" through bidding.

(4)	Lock-up period	:	The A Shares subscribed by the target subscribers are not transferable for a period of 12 months from the date of completion of the A Share Issue.

(5)	Subscription method	:	All target subscribers will subscribe for the A Shares in cash.

(6)	Number of A Shares	:

Not more than 1.25 billion A Shares. The number of shares to be issued will be adjusted correspondingly according to the proportion of changes in the total share capital in case of ex-rights or ex-dividend such as distribution of dividend, bonus issue, capitalization issue, new issue or placing by the Company during the period from the pricing base date to the date of issue of the A Shares. The Board proposed that the Board be authorized at the EGM to determine the number of shares to be issued, having regard to the actual circumstances and after consultation with the leading underwriter of the A Share Issue.

(7)	Pricing base date and price of the issue	:	The pricing base date of the A Share Issue is the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012).

The issue price per A Share will not be less than 90% of the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date (the average trading price of the A Shares in the 20 trading days immediately preceding the pricing base date = the total amount of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares/the total volume of A Shares traded in the 20 trading days immediately preceding the pricing base date of the A Shares).

The exact issue price will be determined by the Board after obtaining the approval of the CSRC, in accordance with the authority granted at the EGM and in compliance with the "Implementation Details of Non-Public Issuance of Shares by Public Companies", based on the bidding results and after consultation with the leading underwriter. The issue price of the A Share Issue will be adjusted correspondingly in case of ex-rights or ex-dividend such as distribution of dividends, bonus issue, capitalization issue or placing during the period from the pricing base date of the A Share Issue to the A Share issue date.

(8)	Place of listing	:	After the expiration of the lock-up period, the A Shares issued pursuant to the A Share Issue will be listed and traded on the Shanghai Stock Exchange.

(9)	Use of proceeds	:

The proceeds raised will not exceed RMB8.0 billion. After deduction of the relevant expenses, the net proceeds will be used in Chalco Xing Xian alumina project, Chalco Zhongzhou Bayer Ore-dressing Process expansion construction project; and to supplement working capital, details of the project investments are as follows:

Required
	Investment	Proceeds to
Project name	Amount	be utilized
	(RMB)	(RMB)

(i)	Chalco Xing Xian alumina project	5.23 billion	4.7 billion
(ii)	Chalco Zhongzhou Bayer
Ore-dressing Process expansion
	construction project	2.992 billion	1.3 billion
(iii)	Additional working capital	2.0 billion	2.0 billion

Total:	10.222 billion	8.0 billion

If the actual proceeds raised in the A Share Issue are less than the amount proposed above, the Company will make up the shortfall by other means; if the time at which the proceeds are raised does not match the implementation schedule of the projects, the Company may utilize other funds for the implementation of the projects and swap such funds with the proceeds raised when they are available.

(10)	Arrangements with regard to the	:	The new Shareholders after completion of the A Share Issue and the existing
	undistributed cumulated profits		Shareholders will share the undistributed profits cumulated prior to the A Share Issue.

(11)	Period of validity of the authorization		12 months from the date of the resolutions of the A Shares Issue passed at the
	given by the resolutions		respective EGM, A Shareholders Class Meeting and H Shareholders Class Meeting.

2.	To consider and approve the "Detailed Plan for the Non-Public Issuance of A Shares by the Company", a copy of which is set out in Appendix I of the Circular; and

3.	To consider and approve the following authorizations to the Board in connection with the A Share Issue:

THAT:

the Board and the persons authorized by the Board be authorized to deal with specific matters relating to the non-public issuance of A Shares pursuant to the A Share Issue, including:

(1)

to formulate and implement the specific proposal for the A Share Issue, to determine the number of shares to be issued, the issue price, the target subscribers, the time for the issue, the commencement and the end of the issue period and all other matters relating to the A Share Issue;

(2)

to revise the above approvals for the purpose of complying with relevant laws and regulations and or the requirements of the relevant securities regulatory authorities (and the amendments thereto) or accommodating changes in market conditions (except those matters which are required to be approved afresh at a general meeting pursuant to the relevant laws and regulations and the Articles), and to adjust the projects for which proceeds are to be utilized before the A Share Issue, taking into account factors such as the approval of the projects by the relevant authorities, the change in relevant market conditions and the change in the conditions for implementing the projects for which the proceeds are to be utilized;

(3)

to sign any document relating to the A Share Issue and to complete the procedures for all necessary or appropriate applications, submissions, registrations and filings in relation to the A Share Issue;

(4)

to execute, amend, supplement, deliver, submit and implement all agreements and application documents in relation to the A Share Issue application and approval process and to handle relevant application and reporting procedures relating to the A Share Issue;

(5)	to amend the Articles and handle the relevant trade and industry amendment registration upon completion of the A Share Issue, and all other matters in relation to the A Share Issue;

(6)

to adjust or reduce the proposed amount of proceeds to be applied in any one or more projects in the event that the actual amount of the net proceeds raised is less than the total proposed amount of proceeds to be applied, and to apply the unused proceeds to supplement the Company's working capital in the event that the actual amount of capital applied to the projects is less than the actual amount of net proceeds raised;

(7)	to handle matters relating to the listing on the Shanghai Stock Exchange of the A Shares issued pursuant to the A Share Issue upon completion of the A Share Issue;

(8)	to deal with, in its absolute discretion, all other matters relating to the A Share Issue; and

(9)

The authorizations in items (5) to (7) above will be valid from the date of approval of the A Share Issue at the EGM and Class Meetings and will continue to be valid while the matters relating thereto subsist, and the authorizations under the other items above will be valid for 12 months following the date of approval of the A Share Issue at the EGM and Class Meetings.

ORDINARY RESOLUTIONS

4.	To consider and approve the compliance of the conditions for non-public issuance of A Shares by the Company;

5.	To consider and approve the "The Report of Use of Proceeds from the Last Fund Raising Exercise and Independent Assurance Report"; and

6.

To consider and approve the "Feasibility Analysis Report on the Use of Proceeds to be Raised by the Non-Public Issuance of A Shares of the Company", a copy of which is set out in Appendix II to the Circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
20 March 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

Notes:

(a)

The H Share register of members of the Company will be closed from Wednesday, 4 April 2012 to Friday, 4 May 2012, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Holders of H Shares whose names appear on the H Share register of members of the Company on Tuesday, 3 April 2012 at 4:30 p.m. are entitled to attend the EGM. In order for holders of H Shares to be eligible to attend the EGM, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 3 April 2012 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slips for attending the EGM and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the EGM, i.e. before Saturday, 14 April 2012.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street,
Haidian District, Beijing,
The People's Republic of China
Postal Code: 100082
Tel: (8610) 8229 8150/8162
Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(f)

Each holder of A Shares who is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM, and Notes (c) to (d) also apply to holders of A Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such documents to be valid.

(g)

If a proxy attends the EGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the appointer or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(i)	All voting at the EGM will be conducted by a poll.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary